September 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: MCTC Holdings, Inc. (the "Company")

Registration Statement on Form S-1

File No. 333-233462

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at Monday, September 16, 2019 at 9:00 AM Eastern Daylight Savings Time, or as soon thereafter as is practicable.

Very truly yours,

MCTC HOLDINGS, INC.

By: /s/ Arman Tabatabaei

Name: Arman Tabatabaei

Title: Chief Executive Officer